WEATHERFLOW-TEMPEST, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024, AND 2023

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

	Page
Independent Auditors' Report	1
FINANCIAL STATEMENTS:	
Balance Sheets	3
Statements of Operations	4
Statements of Changes in Stockholders' Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
WeatherFlow-Tempest Inc.
Camden, Delaware

Opinion

We have audited the financial statements of WeatherFlow-Tempest Inc. (the "Company"), which comprise the balance sheet as of December 31, 2024, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year ended December 31, 2024, and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the years ended December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter – Restatement of Previously Issued Financial Statements

The Company's 2023 financial statements were previously audited by another auditor, which issued an unqualified opinion dated December 9, 2024. As part of our audit of the 2024 financial statements, we also audited the adjustments described in Note 3 that were applied to restate the previously issued 2023 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.
In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

ZC Assurance, PC

ZC Assurance, PC
Houston, Texas
November 25, 2025

WeatherFlow-Tempest, Inc.
Balance Sheets

As of December 31,	2024	2023
(USD $ in Dollars)		RESTATED
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 679,671	$ 633,307
Accounts receivable	646,930	606,570
Inventories	548,622	846,478
Due from related parties	32,500	359,061
Prepaids and other current assets	700,395	453,094
Total current assets	**2,608,118**	**2,898,510**
Property and equipment, net	25,592	8,531
Intangible assets, net	40,000	50,000
Security deposits	3,006	1,192
Total assets	**$ 2,676,716**	**$ 2,958,233**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 610,585	$ 789,509
Credit card	75,533	79,244
Short-term borrowings	-	1,369,719
Deferred revenue	266,241	273,247
Due to related parties	74,174	-
Other current liabilities	403,936	302,080
Total current liabilities	**1,430,469**	**2,813,798**
WindSail term loan – secured	3,066,854	$ -
Convertible note	1,230,000	1,230,000
Total liabilities	**5,727,323**	**4,043,798**
STOCKHOLDERS EQUITY (DEFICIT)		
Common stock	15,537	15,678
Additional paid in capital	7,171,638	7,167,060
Equity issuance costs	(338,731)	(338,731)
Accumulated deficit	(9,899,050)	(7,929,573)
Total stockholders' equity (deficit)	**(3,050,606)**	**(1,085,565)**
Total liabilities and stockholders' equity (deficit)	**$ 2,676,716**	**$ 2,958,233**

See accompanying notes to the financial statements

WeatherFlow-Tempest Inc.
Statements of Operations

For The Years Ended December 31,	2024	2023
(USD $ in Dollars)		RESTATED
Net revenue	$ 13,268,379	$ 11,970,554
Cost of goods sold	6,177,027	5,677,563
Gross profit	7,091,352	6,292,992
Operating expenses		
General and administrative	5,525,696	5,036,201
Research and development	529,944	483,296
Sales and marketing	2,466,401	2,208,267
Total operating expenses	8,522,041	7,727,763
Operating loss	(1,430,689)	(1,434,772)
Interest expense	536,882	200,506
Other income	(3,694)	(21)
Loss before provision for income taxes	(1,963,877)	(1,635,257)
Provision for income taxes	5,600	800
Net loss	**$ (1,969,477)**	**$ (1,636,057)**

See accompanying notes to the financial statements

WeatherFlow-Tempest Inc.
Statements of Changes in Stockholders' Equity (Deficit)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Equity Issuance Costs	Accumulated Deficit	Shareholder Equity (Deficit)
Balance—December 31, 2022 (Restated)	**14,961,596**	**$ 14,962**	**$ 5,470,104**	**$ (179,285)**	**$ (6,293,516)**	**$ (987,735)**
Issuance of common stock, net of issuance cost	683,141	683	1,662,846	(159,446)	-	1,504,083
Restricted stock units - granted	33,000	33	-	-	-	33
Stock-based compensation	-	-	34,110	-	-	34,110
Net loss	-	-	-	-	(1,636,057)	(1,636,057)
Balance—December 31, 2023 (Restated)	**15,677,737**	**$ 15,678**	**$ 7,167,060**	**$ (338,731)**	**$ (7,929,573)**	**$ (1,085,565)**
Repurchase of common stock	(450,000)	(450)	(67,050)	-	-	(67,500)
Restricted stock units - granted	20,000	20	(20)	-	-	-
Stock-based compensation	-	-	28,278	-	-	28,278
Warrant issued	289,000	289	43,370	-	-	43,659
Net loss	-	-	-	-	(1,969,477)	(1,969,477)
Balance—December 31, 2024	**15,536,737**	**$ 15,537**	**$ 7,171,638**	**$ (338,731)**	**$ (9,899,050)**	**$ (3,050,606)**

See accompanying notes to financial statements.

WEATHERFLOW-TEMPEST INC.
STATEMENTS OF CASH FLOWS

For The Years Ended December 31,	2024	2023
(USD $ in Dollars)		RESTATED
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (1,969,477)	$ (1,636,057)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation expense	11,483	35,414
Amortization expense	10,000	11,000
PIK interest	110,513	-
Share based compensation expense	28,278	34,110
Changes in operating assets and liabilities:		
Accounts receivable	(40,360)	(357,127)
Inventory	297,856	(298,672)
Due from related parties	326,561	(205,985)
Prepaid expenses and other current assets	(247,301)	550,074
Accounts payable and accrued expenses	(178,924)	(407,379)
Credit Cards	(3,711)	(18,066)
Deferred Revenue	(7,006)	272,172
Due to related parties	74,174	-
Other current liabilities	101,856	81,913
Net cash used in operating activities	**(1,486,060)**	**(1,938,603)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(28,544)	(5,358)
Long term security deposits	(1,814)	-
Net cash used in investing activities	**(30,358)**	**(5,358)**
CASH FLOW FROM FINANCING ACTIVITIES		
Short term borrowing, net of repayments	(1,369,719)	758,513
WindSail Term Loan – Secured	3,000,000	-
Repurchase of stock from related party	(67,500)	-
Proceeds from issuance of common stock, net of issuance cost	-	1,504,083
Net cash provided by financing activities	**1,562,781**	**2,262,596**
Change in cash	**46,364**	**318,635**
Cash—beginning of year	633,307	314,672
Cash—end of year	**$ 679,671**	**$ 633,307**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 352,815	$ 114,406
Cash paid during the year for income taxes	$ 5,600	$ 800
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Fair value of warrant issued with WindSail loan agreement	$ 43,659	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Weatherflow-Tempest Inc. (hereinafter referred to as the "Company", "we", or "us") was founded on December 26, 2018 as a Delaware Corporation. The Company operates in the private weather industry, selling products and providing services that deliver weather data – both observations and forecasts. Products and services include weather stations systems, weather meters, subscription applications, SaaS tools and licensed data. The Company's headquarters are located in Santa Cruz, California.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and reflect the operations of the Company. Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) promulgated by the Financial Accounting Standards Board (FASB).

Basis of Presentation

The accounting and reporting policies of the Company conform to GAAP. The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with the GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, and December 31, 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $679,671 and $633,307, respectively.

Accounts Receivable and Allowance for Expected Credit Losses

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instrument – Credit Losses ("ASU 2016"). ASU 2016, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. ASU 2016 broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted ASU 2016 on January 1, 2023, using the modified retrospective approach. The adoption of ASU 2016 did not have a material impact on financial statements as Company's customers are either direct consumers and pay at the time of purchase or reputable companies with healthy balance sheet. As of December 31, 2024 and 2023, the Company determined expected credit loss to not be material to these financial statements.

Inventories

Inventories are valued at lower of cost and net realizable value and include costs related to raw materials and finished goods which are determined using a first-in-first-out method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Machinery and equipment	5 years
Furniture and fixtures	5-7 years
Computer equipment	5 years
Leasehold improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2024 and 2023.

Intangible Assets

The Company capitalizes professional fees incurred in connection with patenting its intellectual property which is amortized over the estimates life of the future benefit, not to exceed the patent lives, which may be as long as 20 years.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, accounts receivable, advances to vendors, accounts payable and notes payable.

Accounts receivable consist of uncollateralized receivables from customers primarily located throughout the United States of America. Majority of accounts receivable is concentrated with two customers having balances of approximately $179,732 and $27,015, which represents 32% of our accounts receivable - net balance as of December 31, 2024. The amounts receivable from these customer as of December 31, 2023 was approximately $175,272 and $12,913 which represents 31% of accounts receivable.

Majority of accounts payable and accrued expenses are concentrated with one vendor having balance of approximately $426,611 which represents approximately 62% of our accounts payable as of December 31, 2024. The amount owed to this vendor as of December 31, 2023 was approximately $366,532, which represent approximately 46% of our accounts payable. Additionally, we had certain advances to the same vendor which amounted to $451,218 and $378,716 as of December 31, 2024 and 2023, respectively, and represented approximately 64% and 84% of the prepaids and other current assets balances as of December 31, 2024 and 2023, respectively.

Revenue Recognition

The Company earns revenues from the sale of weather stations systems and weather meters, and from subscription applications, SaaS tools and licensed data.

Revenue – Weather Stations and Meters

The Company recognizes revenue when it transfers goods to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue from sales of weather station systems and weather meters is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Online Sales: Revenue is recognized at point-in-time when the goods are shipped or delivered to the customer.
- Wholesale Transactions: Revenue is recognized at point-in-time when the goods are shipped or delivered to the wholesale customer.

Revenue – Subscription, SaaS Tools and Licensed Data

Revenue is recognized evenly over the service period as the services are provided to the customer and the Company fulfills its obligation to provide ongoing access to the application or licensed data.

Deferred Revenue

Amounts billed to customers before the service period are recorded as Deferred Revenue, or contract liabilities. Deferred revenue reflects the Company's duty to provide access to the application or licensed data in later periods. Revenue is recognized when the service is delivered.

In 2024, the Company changed its revenue recognition policy for subscription revenue to recognize revenue ratably over the subscription period, rather than upon receipt of payment. This change in accounting policy was applied retrospectively and the resulting impact is disclosed in Note 3.

Cost of sales

Costs of goods sold include the cost of hardware, inward freight, and packaging costs.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024, and December 31, 2023, amounted to $1,052,016 and $993,289, respectively, which is included in sales and marketing expenses in statements of operations.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Income Taxes

WeatherFlow-Tempest, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company leases certain office and storage spaces. The Company has elected the short-term lease exemption in ASC 842-20-25-3 for all classes of underlying assets with an original lease term of 12 months or less. The Company has also elected the practical expedient under ASC 842-20-25-10 not to recognize right-of-use assets and lease liabilities for leases that, individually, are immaterial to the Company’s financial statements. Leases qualifying for these elections are expensed on a straight-line basis over the lease term.

Equity Issuance Costs

Equity issuance costs are costs that are directly attributable to issuance of equity securities including common stock and/or preferred stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with issuance of equity securities. The company recognizes these costs as a reduction in proceeds from issuance of stock.

Stock Based Compensation

The Company accounts for stock-based compensation to employees and non-employees in accordance with ASC 718, Compensation—Stock Compensation. Stock-based compensation awards issued by the Company consist solely of restricted stock awards (“RSAs”) and restricted stock units (“RSUs”).

The grant-date fair value of RSAs and RSUs is measured based on the fair value of the Company’s common stock on the date of grant. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which corresponds to the vesting period of the awards.

The Company has not granted any stock options, and therefore no option-pricing model (such as Black-Scholes) was used in determining the fair value of awards during the periods presented.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 25, 2025, which is the date the financial statements were issued.

3. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company identified several errors in previously reported financial statements for the year ended December 31, 2023 that were considered material and required corrections. As a result, the Company restated the financial statements for the year ended December 31, 2023, the corresponding opening balances and all related disclosures with respect to these errors.

The restatement primarily relates to:

a) Correction of warranty provision accounting; and

b) Correction of deferred revenue recognition for subscription contracts.

These corrections were applied retrospectively in accordance with ASC 250, *Accounting Changes and Error Corrections*. The nature and impact of each item are summarized below.

a) Warranty Provision

The Company determined that warranty obligations related to product sales in 2023 were not previously recorded. Based on historical claim patterns and estimated costs to service warranty claims, the Company recorded a warranty provision of $25,574 for the year ended December 31, 2023.

The correction increased cost of goods sold and accrued warranty liabilities by $25,574.

b) Deferred Revenue — Subscription Contracts

During the preparation of the financial statements for the year ended December 31, 2024, the Company determined that revenue related to subscription contracts had been incorrectly recognized on a cash-basis rather than over the subscription service period as required under ASC 606. To correct this error, the Company adopted the over-time revenue recognition methodology retrospectively for the years presented.

The correction resulted in an increase in deferred revenue liability as of December 31, 2023 of $240,246 and a corresponding decrease in revenue for the year ended December 31, 2023 of $240,246.

These corrections had no impact on the Company's cash flows, as the adjustments relate solely to recognition and timing of revenue and expense for financial reporting purposes.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivable - net consist primarily of trade receivables generated in the normal course of business.

Inventories primarily consist of finished goods on hand.

Prepaids and other current assets consist of:

As of December 31,	2024	2023
Vendor advances	$ 584,295	$ 379,496
Other advances	-	13,070
Prepaid expenses	68,990	48,374
Prepaid insurance	47,111	12,154
Total prepaid expenses and other current assets	**$ 700,395**	**$ 453,094**

Other current liabilities consist of:

As of December 31,	2024	2023
Pension payable	$ 99,058	$ 93,420
Accrued interest	267,500	181,164
Provision for warranty	34,192	25,575
Taxes Payable	3,187	1,921
Total other current liabilities	**$ 403,936**	**$ 302,080**

5. PROPERTY AND EQUIPMENT

Property and equipment consist of:

As of Year Ended December 31,	2024	2023
Computer equipment	$ 14,421	$ 14,421
Furnitures and fixtures	12,350	12,350
Machinery and equipment	100,732	72,187
Leasehold improvements	5,377	5,377
Property and equipment, at cost	**132,879**	**104,335**
Accumulated depreciation	(107,287)	(95,804)
Property and equipment, net	**$ 25,592**	**$ 8,531**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2024, and 2023 were in the amount of $11,483 and $35,414, respectively.

6. INTANGIBLE ASSETS

Intangible asset consists of:

As of Year Ended December 31,	2024	2023
Intelectual property - Barometer Tempest	$ 100,000	$ 100,000
Intangible assets, at cost	**100,000**	**100,000**
Accumulated amortization	(60,000)	(50,000)
Intangible assets, net	**$ 40,000**	**$ 50,000**

Amortization expense for patents for the fiscal year ended December 31, 2024, and 2023 was in the amount of $10,000 and $11,000 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

Period	Amortization Expense
2025	$ 10,000
2026	10,000
2027	10,000
2028	10,000
Thereafter	-
Total	**$ 40,000**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

The Company is authorized to issue 25,000,000 shares of capital stock, consisting of 24,000,000 shares of Common Stock, par value $0.00001 per share, and 1,000,000 shares of Preferred Stock, par value $0.00001 per share.

Common Stock

At December 31, 2024 and 2023, the Company had 15,536,737 and 15,677,737 shares of common stock issued and outstanding, respectively.

Holders of common stock are entitled to one vote per share on all matters submitted to stockholders.

Common stockholders have the right to receive dividends when and if declared by the Board of Directors, subject to prior dividend and liquidation rights of any preferred stock that may be issued in the future.

Preferred Stock

The Company's board of directors has the authority to issue preferred stock in one or more series and to establish for each such series such rights and preferences as determined by the board, including dividend rights, voting rights, conversion features, redemption features, and liquidation preferences. As of December 31, 2024 and 2023, no preferred stock had been designated or issued.

8. EQUITY INCENTIVE PLAN

In 2021, the Company adopted its Equity Incentive Plan (the "Plan"), under which it reserved 1,000,000 shares of its common stock for issuance to employees, directors, and consultants. Awards granted under the Plan may include restricted stock awards ("RSAs"), restricted stock units ("RSUs"), stock appreciation rights, and other stock-based awards.

Restricted Stock and Restricted Stock Units

Through December 31, 2024, the Company has only granted restricted stock and restricted stock units. No stock options, stock appreciation rights, or similar derivative awards have been granted.

Because no stock options were issued, no Black-Scholes or option-pricing model was utilized during the periods presented.

Activity for the years ended December 31, 2024 and 2023 for restricted stock and restricted stock units is as follows:

Description	Number of Awards
Outstanding at January 1, 2023	**396,414**
Granted	36,899
Exercised/ Vested	(173,645)
Expired/Cancelled	(3,750)
Outstanding at December 31, 2023	**255,918**
Granted	20,000
Exercised/ Vested	(188,651)
Expired/Cancelled	-
Outstanding at December 31, 2024	**87,267**

Measurement of Stock-Based Awards

Restricted stock and RSUs are measured at the grant-date fair value of the Company's common stock. Fair value is determined based on the Board-approved valuation of common stock in accordance with ASC 718. Because awards are not options, valuation inputs such as expected volatility, expected term, dividend yield, and risk-free rate do not apply.

Recognition of Stock-Based Compensation

The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period, which corresponds to the vesting period of each award.

Stock-based compensation expense totaled $28,278 and $34,110 for the years ended December 31, 2024 and 2023, respectively.

9. DEBT

Convertible Notes

The Company issued convertible notes to certain parties during the years 2021 and 2022. The principal amount borrowed against convertible notes was $930,000 and $300,000 during 2021 and 2022, respectively. The convertibles notes carry interest rate of 7.00 per annum and had original maturities in June 2024. The maturity was revised, through mutual agreement between the note holders and the Company to June 2025. As of December 31, 2024 and 2023, the accrued interest outstanding on convertible notes was $267,499 and $181,164, respectively.

At the maturity date of each convertible note, the Company will is obligated to pay the holder of each note outstanding an amount equal to the sum of all accrued and unpaid interest due on the note and the outstanding principal balance. Prior to the maturity date, any or all Notes may convert to Common Stock or Preferred Stock pursuant to the following events:

Optional Conversion to Common Stock. At any time prior to the closing of a Qualified Financing or the Maturity Date, Note Holders may convert any or all of the outstanding principal balance and accrued but unpaid interest on the Notes into such number of shares of Common Stock obtained by dividing (i) the optionally converted principal and accrued interest under this Note by (ii) the Common Stock Conversion Price. The Common Stock Conversion Price for Notes issued prior to December 1, 2021, is $1.45 per share. The Common Stock Conversion Price for Notes issued on December 15, 2022, is $1.92 per share.

Automatic Conversion Upon Qualified Financing. In the event the Company consummates, prior to the Maturity Date, an equity financing, pursuant to which it sells shares of Preferred Stock (the “ Qualified Equity Securities” or “QES”) for an aggregate consideration of at least Seven Million Dollars ($7,000,000) and with the principal purpose of raising capital (a “Qualified Financing”), then the outstanding principal balance and accrued but unpaid interest on the Notes shall automatically convert into such number of shares of such Qualified Equity Securities obtained by dividing (i) the principal and accrued interest under the Notes by ii) 67% of the QES price; under the same terms as those agreements entered into by the Company and the other purchasers of the Qualified Equity Securities.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

WindSail Term Loan

On March 22, 2024, WeatherFlow-Tempest Inc. entered into a Loan and Security Agreement with WindSail Climate Capital Fund II, L.P. (the “Lender”) providing a secured term-loan facility (the “WindSail Loan”). The agreement allows aggregate borrowings of up to $3 million, bearing interest at both a cash interest rate of 9.50% per annum and a paid-in-kind (“PIK”) interest rate of 5.00% per annum. PIK interest is compounded monthly and added to the outstanding principal balance. Interest payments are due monthly in arrears, with all remaining principal and accrued interest due upon maturity on March 22, 2027, unless earlier repaid.

The loan is secured by substantially all assets of the Company and includes customary covenants, reporting obligations, and financial-performance requirements. Borrowings are subject to a first-priority security interest in the Company’s assets.

In connection with the loan closing, the Company issued a warrant to the Lender to purchase shares of the Company’s common stock. The fair value of the warrant at issuance was determined separately under ASC 470-20 and recorded as a debt discount, which is being amortized to interest expense over the term of the loan using the effective-interest-rate method.

The Company also pays a monthly administrative fee to WindSail Capital Group, LLC and may be required to pay a prepayment fee in the event of early repayment or acceleration. As of December 31, 2024, the outstanding balance of the WindSail Loan was $3,110,204, including accrued PIK interest of $97,732. No portion of the loan was classified as current as of that date.

10. INCOME TAXES

The Company had no current or deferred federal and state income tax expense or benefit for the years ended December 31, 2024 and 2023, because we generated net operating losses, and currently management does not believe it is more likely than not that the net operating losses will be realized.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $675,676 and $1,140,619 during the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, we had U.S. federal net operating loss carryforwards of approximately $6.75 million and state net operating loss carryforwards of approximately $1.00 million. Federal net operating loss carryforwards of approximately $6.75 million generated since fiscal years beginning after December 31, 2017 will carry forward indefinitely, but are subject to an 80% taxable income limitation.

The Company file income tax returns in the U.S. federal, and various U.S. state jurisdictions. The Company is subject to U.S. federal and state income tax examinations by tax authorities for tax years 2021 through 2024 due to net operating losses that are being carried forward for tax purposes, but is not currently under examination by tax authorities in any jurisdiction.

The Company's policy is to recognize interest and penalties related to income taxes as components of interest expense and other expense, respectively. The Company incurred no interest or penalties related to unrecognized tax benefits in the years ended December 31, 2024 or 2023. The Company do not anticipate any significant changes in our uncertain tax positions within twelve months of this reporting date.

11. RELATED PARTY

The Company participates in certain joint operational arrangements with, WFn Holdings Inc. ("WFN"), a related party due to majority ownership and former parent, which primarily includes (i) WFN's Pro Data license usage by the Company and (ii) joint installation activities associated with certain of the Company's projects.

For the year ended December 31, 2024, WFN earned $587,427 from joint activities with the Company, consisting primarily of Pro Data licensing usage by the Company and revenue share from Amazon station installation projects.

The Company has deposits from WFN amounting to $32,500 and $359,061 as of December 31, 2024 and 2023, respectively.

As of December 31, 2024, and December 31, 2023, the outstanding payables to WFN were in the amount of $74,174 and $0, respectively.

The Company's expenses included charges from WFN for data usage license fee and certain other expenses in the amount of $694,713, and $426,300 for the years ended December 31, 2024 and 2023, respectively.

In prior years, the Company entered into an agreement with TOA Systems LLC, a wholly-owned subsidiary of WFN to obtain an exclusive license to global lightning data. As part of the original arrangement, WFN received a total of 695,000 shares of the Company's common stock as consideration for license access.

On August 1, 2024, the Company and WFN mutually terminated the lightning data license agreement. Under the amended terms:

- WFn Holdings agreed to sell back 450,000 shares of the Company's common stock to the Company at a price of $0.15 per share.
- The remaining 245,000 shares originally provided to WFN were acknowledged by both parties as full and final consideration for the lightning-data provided to the Company from June 30, 2021 through December 31, 2024.
- No additional payments are owed to WFN for lightning-data usage.

The Company retains the ability to license lightning data from WFN in the future, at below-market rates, should such access be beneficial to the Company. The repurchase of the 450,000 shares and the settlement of the related-party receivable were accounted for as equity transactions in accordance with ASC 505-30.

The Company sponsors a 401(k) Employee Retirement Plan through WFN. Employees of the Company become eligible to participate in the plan after completing 1,000 hours of service within a 12-month period. Under the plan, eligible employees receive an annual Safe Harbor contribution equal to 3% of qualifying compensation.

Safe Harbor contributions for a given plan year must be deposited no later than the end of the following calendar year, once the final calculation of eligible compensation is completed. For the 2024 plan year, the 401(k) Safe Harbor contribution totaled $99,058. This obligation was administered through WFN. As of December 31, 2024, the contribution had not yet been funded and was recorded as a related-party payable to WFN.

The Company subsequently paid the $99,058 Safe Harbor contribution in March 2025 to WFN. No additional amounts were owed or accrued in connection with this arrangement.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024, through November 25, 2025, which is the date the financial statements were available to be issued.

On December 12, 2024, the Company filed a Form C with Securities and Exchange Commission for Crowdfunding offering with StartEngine as its Crowdfunding platform. The Company was offering its Preferred Stock at $3.00 per share. The offering was live through March 15, 2024 and from January 1, 2025 through March 15th, 2025, the Company sold 652,040 shares of Preferred Stock and raised proceeds of $1,493,035, net of offering costs.

In June 2025, the Company renegotiated the maturity date of its convertible notes (Note 9) and the maturity date was extended to June 2026.